

07000618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **United Securities Alliance, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7730 East Belleview Avenue, Suite AG-9
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shawna Meyer (303) 792-[illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 1 2007
WASH. D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawna Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Securities Alliance, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JUDY JEFFRIES
NOTARY
PUBLIC
OF COLORADO

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires 12/10/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED SECURITIES ALLIANCE, INC.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
United Securities Alliance, Inc.

We have audited the accompanying statement of financial condition of United Securities Alliance, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Securities Alliance, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on December 29, 2006 the Company began negotiations to sell its broker-dealer business to Royal Alliance Associates, Inc. Upon closing, the Company will file a Form BDW with the National Association of Securities Dealers. The Company's management currently anticipates that the closing of this transaction will occur on March 1, 2007.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 25, 2007

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 755,968
Due from clearing broker	220,090
Deposit with clearing broker	105,000
Commissions receivable	1,049,407
Receivable from brokers, net of allowance for doubtful accounts of $62,906	62,906
Furniture and equipment, net of accumulated depreciation of $168,665	67,241
Income tax receivable (Note 5)	75,944
Other assets	106,590
Total assets	**$ 2,443,146**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 490,514
Commissions payable	1,238,809
Obligation under capital lease (Note 4)	36,579
Total liabilities	1,765,902
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)	
SHAREHOLDER'S EQUITY (Note 2):	
Common stock, par value $1 per share; 25,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	711,256
Deficit	(34,112)
Total shareholder's equity	677,244
Total liabilities and shareholder's equity	**$ 2,443,146**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions	$ 24,058,422
Other income	1,486,457
Total revenue	25,544,879
EXPENSES:	
Commissions	20,906,036
Salaries, benefits and payroll taxes	1,363,267
General and administrative	851,246
Insurance	590,253
Regulatory, compliance and registration fees	577,732
Management fees (Note 3)	480,439
Professional fees	467,961
Technology	226,678
Occupancy costs	113,623
Clearing costs	78,673
Communications	28,619
Depreciation	27,097
Travel and entertainment	22,576
Total expenses	25,734,200
NET LOSS BEFORE INCOME TAX BENEFIT	(189,321)
Income tax benefit (Note 5)	75,944
NET LOSS	$ (113,377)

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In	Retained Earnings
	Shares	Amount	Capital	(Deficit)
BALANCES, December 31, 2005	100	$ 100	$ 690,016	$ 79,265
Contributed capital	-	-	145,240	-
Dividends paid	-	-	(124,000)	-
Net loss	-	-	-	(113,377)
BALANCES, December 31, 2006	**100**	**$ 100**	**$ 711,256**	**$ (34,112)**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (113,377)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	27,098
Decrease in due from clearing broker	411,695
Decrease in securities owned, at market value	13,345
Increase in commissions receivable	(377,321)
Increase in receivable from brokers, net of allowance	(6,342)
Increase in income tax receivable	(75,944)
Increase in other assets	(40,837)
Increase in accounts payable and accrued expenses	68,572
Decrease in deferred rent	(10,987)
Increase in commissions payable	471,065
Net cash provided by operating activities	366,967
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(14,230)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of capital lease obligations	(16,809)
Contributed capital	145,240
Dividends paid	(124,000)
Net cash provided by financing activities	4,431
NET INCREASE IN CASH AND CASH EQUIVALENTS	357,168
CASH AND CASH EQUIVALENTS, at beginning of year	398,800
CASH AND CASH EQUIVALENTS, at end of year	**$ 755,968**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

United Securities Alliance, Inc. (the "Company") was incorporated in Nevada on March 16, 1994 and operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities. The Company is a wholly-owned subsidiary of US Alliance Holdings, Inc. US Alliance Holdings, Inc. is a wholly owned subsidiary of USA Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

On December 29, 2006, the Company entered into a Rights and Information Transfer Agreement with Royal Alliance Associates, Inc. ("Royal Alliance") pursuant to which the broker-dealer business of United Securities Alliance, Inc. will be sold and transferred to Royal Alliance. At the closing of this transaction, Royal Alliance will acquire the contracts of those associated persons of the Company designated by Royal Alliance. Contemporaneous with such closing, the Company will file a Form BDW with the NASD. The Company's management currently anticipates that the closing of this transaction will occur on March 1, 2007.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from five to seven years.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $294,404 and $117,727, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays management fees to USA Holdings, Inc. at the discretion of the Company's sole shareholder US Alliance Holdings, Inc., which is a wholly-owned subsidiary of USA Holdings, Inc. For the year ended December 31, 2006, the Company paid management fees of $480,439 to USA Holdings, Inc.

NOTE 4 - LEASE OBLIGATIONS

Operating Lease

The Company has entered into a short-term non-cancelable operating lease for their office space expiring on February 28, 2007. Future minimum lease payments at December 31, 2006 on this lease was $18,676. Rent expense for the year ended December 31, 2006 was approximately $109,000.

Capital Leases

The Company has three capital leases covering various equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2006 are as follows:

Capital lease obligation (A)	$ 9,966
Capital lease obligation (B)	5,589
Capital lease obligation (C)	21,024
	$ 36,579

(A) Capital lease covering telephones for five years expiring August 2010.
(B) Capital lease covering phone system for five years expiring July 2008.
(C) Capital lease covering a copier for five years expiring April 2009.

Aggregate annual payments on capital lease obligations at December 31, 2006, are as follows:

Year	Amount
2007	$ 18,853
2008	17,017
2009	6,936
2010	2,120
	44,926
Less: amount representing interest	(8,347)
Present value of future minimum lease payments	$ 36,579

The cost of equipment under capital leases at December 31, 2006 was $76,290. This property had related accumulated depreciation of $39,711, for a net book value at December 31, 2006 of $36,579.

NOTE 5 - INCOME TAXES

In 2006, the Company incurred a taxable net loss which will be utilized to offset taxes previously paid and results in an income tax benefit of $75,944. Other deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Due to the uncertainty of utilizing the deferred tax assets at December 31, 2006 a valuation allowance in the same amount has been provided.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Temporary differences due to bad debts and accrued settlements	$ 33,838
Valuation allowance for deferred tax assets	(33,838)
	$ -

The valuation allowance decreased $18,005 for the year ending December 31, 2006.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks of $425,735 in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

The Company is involved in various litigation and disputes arising in the normal course of business, some of which are in the preliminary or early stages. In certain of these matters, large and / or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict or determine the final outcomes at the present time.

SUPPLEMENTARY INFORMATION

UNITED SECURITIES ALLIANCE, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	677,244
DEBITS:		
Nonallowable assets:		
Due from clearing broker		7,369
Commissions receivable		51,917
Receivable from brokers, net of allowance		62,906
Furniture and equipment, net		67,241
Income tax receivable		75,944
Other assets		106,590
Excess fidelity bond deductible		10,873
Total debits		382,840
NET CAPITAL		294,404
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,765,902 or $50,000, whichever is greater		117,727
Excess net capital	**$**	**176,677**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	490,514
Commissions payable		1,238,809
Obligation under capital lease		36,579
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,765,902**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**6.00 to 1**

See the accompanying Independent Auditors' Report.

UNITED SECURITIES ALLIANCE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	350,555
Adjustments:		
Increase in income		75,944
Increase in expenses		(10,290)
Increase in non-allowable assets		(121,805)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**294,404**

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
United Securities Alliance, Inc.

In planning and performing our audit of the financial statements and supplementary information of United Securities Alliance, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United Securities Alliance, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of United Securities Alliance, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that United Securities Alliance, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
January 25, 2007

END